# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: INTERNATIONAL TOWER HILL MINES LTD, CIK 0001134115
CUSIP: 46050R102
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 200 BURRARD STREET, SUITE 1570, VANCOUVER, British Columbia Canada (A1), V6C 3L6
Date of event which requires filing of this statement: 03/03/2025
Amends the filing with accession number 0001013594-20-000685
Filed by CIK 0001035674
Persons authorized to receive notices and communications: Christopher P. Davis, Esq., 500 Fifth Avenue, New York, New York (NY), 10110, (212) 986-6000

## Reporting persons
- PAULSON & CO. INC. (CIK 0001035674): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 70,239,388; shared voting power 0; sole dispositive power 70,239,388; shared dispositive power 0; aggregate amount beneficially owned 70,239,388 (33.8% of the class)
  Comment: Comment for 7, 9, and 11: See Note 1 to Item 5 below.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value
Name of issuer: INTERNATIONAL TOWER HILL MINES LTD
Address of issuer's principal executive offices: 200 BURRARD STREET, SUITE 1570, VANCOUVER, British Columbia Canada (A1), V6C 3L6
Comment: The following constitutes Amendment No 4 ("Amendment No. 4") to the Schedule 13D previously filed by the undersigned with respect to International Tower Hill Mines Ltd. on December 30, 2016 (as amended and supplemented by Amendment No. 1 filed on March 16, 2018, Amendment No. 2 filed on September 4, 2020, and Amendment No. 3 filed on January 22, 2024 "Schedule 13D") . This Amendment No. 4 amends the Schedule 13D as specifically set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended to add the following:
The consideration for the purchase of the securities on March 3, 2025 reported herein by the Reporting Person was derived from available capital of the Funds managed by Paulson, and a total of approximately $2,899,999.88 was paid to acquire such securities.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended by adding the following:
On March 3, 2025, Paulson entered into a subscription agreement (the "Subscription Agreement") with International Tower Hill Mines Ltd. (the "Issuer"), pursuant to which the Paulson purchased 6,040,408 of the Issuer's shares of Common Stock in a private placement offering (the "Offering"), the net proceeds of which are for the Issuer's general working capital purposes. The foregoing description of the subscription agreement is qualified in its entirety by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 4, 2025 (the "Closing 8-K").

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate percentage of Common Stock reported owned by the Reporting Person is based upon approximately 207,885,473 shares of Common Stock outstanding, which is based upon (i) 199,693,442 shares of Common Stock outstanding as of September 30, 2024 as disclosed in the Issuer's Current Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024 and (ii) the issuance by the Issuer of an additional 8,192,031 shares of Common Stock as part of the Offering as described in the Closing 8-K. As of the date hereof, the Reporting Person may be deemed to have beneficially owned approximately 33.8% of the outstanding Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose:
Number of shares of Common Stock as to which Paulson has:
(i) Sole power to vote or direct the vote: 70,239,388 (see Note 1).
(ii) Shared power to vote or direct the vote: 0
(iii) Sole power to dispose or direct the disposition: 70,239,388 (see Note 1).
(iv) Shared power to dispose or direct the disposition: 0
Transactions in the class effected during the past sixty days: On March 3, 2025, the Reporting Person acquired from the Issuer, in a private placement, 6,040,408 shares of Common Stock at a price of $0.4801 per share.
Other persons with the right to receive dividends or sale proceeds:
See Note 1.

Note 1: Paulson furnishes investment advice to and manages the Funds. In its role as investment advisor, or manager, as the case may be, Paulson possesses voting and investment power over the securities of the Issuer described in this Schedule 13D that are owned by the Funds. The pecuniary interest of all securities reported in this Schedule is owned by the Funds. Except for the purpose of determining beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934, as amended, Paulson disclaims beneficial ownership of all securities reported in this Schedule 13D.
For reporting purposes, the aggregate amount of Common Stock deemed to be beneficially owned by the Reporting Person is calculated based on an aggregate of 70,239,388 shares of Common Stock beneficially held by the Reporting Person as of the date hereof.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: See Item 4 hereof.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 10.1 Form of Subscription Agreement, dated February 26, 2025 between the Issuer and Paulson & Co. Inc. (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 4, 2025).

## Signatures
- PAULSON & CO. INC.: /s/ Stuart L. Merzer, Stuart L. Merzer, General Counsel & Chief Compliance Officer (03/05/2025)